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                                                                     EXHIBIT 4.4



                                             DANIEL K. NEWELL
                                             EXECUTIVE VICE PRESIDENT-FINANCE
                                             DIRECT:  (605) 978-2965
                                             CELL:  (954) 629-2123

[NORTHWESTERN CORPORATION LETTERHEAD]

                                  June 28, 2000

CornerStone Propane Partners, L.P.
432 Westridge Drive
Watsonville, CA  95076

Attention:        Mr. Keith G. Baxter
                  President and Chief Financial Officer

Dear Keith:

You have advised NorthWestern Corporation, a Delaware corporation ("NOR"), that CornerStone Propane, L.P. (the "OLP"), a subsidiary of CornerStone Propane Partners, L.P. (the "MLP", and collectively with all of its subsidiaries, "CNO"), desires to amend (the "Amendment") its credit facility, the Refunding Credit Agreement dated as of November 20, 1998, among the OLP, Bank of America as Agent, and the Bank Lenders named therein (the "Credit Agreement"). In connection therewith, you have requested that NOR provide certain credit support ("Credit Support") for the OLP in favor of the Bank Lenders.

You have advised us that the Credit Support is a condition precedent to the execution of the Amendment by the Bank Lenders. You also have advised us that the Summary of Terms and Conditions and Indemnification, attached hereto as EXHIBIT A and EXHIBIT B, respectively, which are incorporated into and made a part of this Commitment Letter, have been approved by the independent Audit Committee of the Board of Directors of the MLP's General Partner. I am pleased to advise you that NOR hereby commits (the "Commitment") that it or one of its affiliates will provide, subject to the terms and conditions set forth herein, the Credit Support described in the Summary Terms and Conditions attached hereto as EXHIBIT A. You understand that our commitment to make the Credit Support available to CNO is subject expressly to the execution and delivery of definitive documentation, including without limitation a definitive First Amendment, Guaranty Agreement, Warrant Agreement, Registration Rights Agreement and other documentation satisfactory to us and covering the matters expressly referred to herein and covering such other matters as we may reasonably request (collectively, the "Definitive Documents") and satisfaction of the other conditions precedent set out in the Summary of Terms and Conditions.

CNO agrees to pay to NOR (or its designated affiliate) the fees set forth in the Summary Terms and Conditions, including without limitation, the commitment fee (the "Commitment Fee") in an amount equal to $3,055,000 (6.50%) of the aggregate amount of the $47 million in Credit Support. CNO also agrees to pay to NOR a takedown fee ("Take-Down Fee") in an amount equal to 3% of the actual funds advanced.
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The Commitment Fee will be earned and payable upon acceptance of this
Commitment. The Takedown Fee will be earned and payable upon the advance of funds pursuant to the Credit Support.

The Commitment is not assignable by you. Nothing in this Commitment Letter, expressed or implied, shall give any person, other than the parties hereto, any benefit or any legal or equitable right, remedy or claim under this Commitment Letter.

CNO agrees to indemnify and hold NOR (and its affiliates), harmless to the extent set forth in EXHIBIT B to this Commitment Letter and, upon demand from time to time, to reimburse NOR (and its affiliates), for all reasonable out-of-pocket costs, expenses and other payments, including but not limited to legal fees and disbursements incurred or made in connection with the Commitment, and the preparation, execution and delivery of the Definitive Documents, regardless of whether or not the Definitive Documents are executed.

This Commitment Letter, the attached Summary of Terms and Conditions, and terms of indemnification set forth the entire understanding of the parties as to the scope of the Commitment and NOR's obligations hereunder. This Commitment will expire at 5:00 PM pacific time on June 30, 2000, unless accepted prior to such time. This Commitment will also expire on the termination of the Credit Agreement.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York as applied to contracts made and performed within such state, without giving effect to the principles of conflicts of laws thereof. To the fullest extent permitted by applicable law, each of CNO and NOR hereby irrevocably submit to the jurisdiction of any New York State court or Federal court sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of the Commitment and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Each of NOR and CNO waive, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each of CNO and NOR hereby irrevocably waives, to the fullest extent permitted by law, any and all right to trial by jury in any legal proceeding arising out of or relating to the matters set forth herein.

Please indicate your acceptance of our Commitment and your agreement to the matters contained in this Commitment Letter and the attached EXHIBIT A and EXHIBIT B by executing this document and returning it to us prior to the time of expiration set forth above.

                                      Sincerely,

                                      NorthWestern Corporation



                                      Daniel K. Newell
                                      Executive Vice President - Finance
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Accepted and Agreed to as of June 30, 2000:


CornerStone Propane Partners, L.P.
By:                    CornerStone Propane, G.P.,
                                  General Partner

By:
       -----------------------------------

Title:
       -----------------------------------

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                                                                       EXHIBIT A

                         SUMMARY OF TERMS AND CONDITIONS

Set forth below is a summary of the terms and conditions of the credit support that NorthWestern Corporation ("NOR") (or an affiliate) would consider providing to CornerStone Propane Partners, L.P. ("CNO"), consisting of a guaranty of certain obligations of CornerStone Propane, L.P. (the "OLP") under the Refunding Credit Agreement, dated November 20, 1998, among the OLP, Bank of America, as Agent, and the Lenders party thereto (the "Credit Agreement").

CREDIT GUARANTY:

Borrower:                  CornerStone Propane, L.P. (the "OLP").

Guarantor:                 NorthWestern Corporation (or an affiliate) (the
                           "Guarantor").

Obligations:               Advances under the Refunding Credit Agreement, dated
                           November 20, 1998, among the OLP, Bank of America, as
                           Agent, and the Lenders party thereto (the "Credit
                           Agreement").

Guaranteed Amount:         Up to $47,000,000 (or such lesser amount as CNO may
                           request) of Advances under the Credit Agreement.

Subrogation:               Guarantor to receive full and customary rights of
                           subrogation from the Lenders, including, without limitation, prorata rights in the proceeds of collateral subject to the Intercreditor and Trust
                           Agreement, dated as of December 11, 1996, as amended, among the OLP, the Lenders under the Credit
                           Agreement, and the holders of OLP Senior Secured
                           Notes (the "Intercreditor Agreement").

Guaranty Fee:              A fee of 6.50% per annum on the total guaranty
                           commitment, payable in advance.

Guaranty Payments:         Upon demand of Credit Agreement Lenders upon payment
                           default, acceleration of loans or failure to pay at stated maturity as provided in the form of guaranty.

Terms of Advances:         If Guarantor is required to advance funds as payment
                           under the Guaranty, the following terms and conditions shall apply:

Due Date:                  The advances shall be due and payable by the OLP
                           immediately on demand.
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Interest Rate:             Interest on outstanding advances shall be charged
                           at LIBOR plus a designated spread until the date of repayment. The spread will initially be 9%. If the advances are not repaid in full with interest on or prior to the three month anniversary of the date of the first advance (the "Advance Date"), the spread will increase by an additional 100 basis points and shall continue to increase by an additional 50 basis points at the end of each subsequent three month period for so long as the advances remain outstanding.

Interest Payments:         Quarterly in arrears.

PIK Feature:               Interest payments, at the sole election of
                           Guarantor, may be paid through the issuance of MLP Common Units (valued at the closing price on the date of issue).


ADDITIONAL TERMS AND CONDITIONS:


Take Down Fee:             If Guarantor is required to advance funds under the
                           Guaranty, a take-down fee equal to 3% of the actual funds advanced shall be charged, payable on date of funding.

Expenses:                  Reasonable fees and expenses incurred by Guarantor in
                           connection with documenting and providing the credit support described herein, including, without limitation, the fees and disbursements of counsel and fees and charges imposed by the bank group, and related amendment and/or enforcement costs shall be paid by CNO.

Indemnification:           Customary lender indemnification..

Equity Warrants:           At the closing, CNO shall issue 5-year warrants to
                           purchase 325,000 MLP Common Units, immediately exercisable at an exercise price of $0.10 per unit.

Registration Rights:       Demand and piggy-back registration rights on
                           customary terms for any Common Units received as PIK interest or upon exercise of equity warrants.

Approvals:                 All arrangements subject to approval by the NOR Board
                           of Directors and the independent Audit Committee of the Board of Directors of CNO GP; approval by CNO GP
                           Board of revised operating plan and projections;
                           approval by Guarantor of terms of amendment to Credit
                           Agreement and related guaranty documentation; third party consents; and other customary conditions.

Governing Law:             New York.


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                                                                       EXHIBIT B


                                 INDEMNIFICATION

In consideration of the commitment given by NorthWestern Corporation, a Delaware Corporation ("NOR"), to CornerStone Propane Partners, L.P. ("CNO" or the "Indemnifying Party") pursuant to the Commitment Letter between CNO and NOR of which this Exhibit is a part (such Commitment Letter, together with the Summary Terms and Conditions attached thereto and this Exhibit, is referred to herein as the "Commitment"), CNO agrees to indemnify and hold harmless NOR, it affiliates, and each person, if any, who controls NOR, or any of its affiliates, within the meaning of the Securities Act of 1933, as amended (the "Act") or the Securities Exchanges Act of 1934, as amended (a "Controlling Person"), and the respective partners, agents, employees, officers and directors of NOR, its affiliates, and any such Controlling Person (each an "Indemnified Party" and collectively, the "Indemnified Parties" or the "NOR Group"), from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation and as incurred, reasonable costs of investigating, preparing or defending any such claim or action, whether or not NOR Group is a party thereto) arising out of, or in connection with any activities contemplated by, the Commitment or any other services rendered in connection therewith, provided that CNO will not be responsible for any claims, liabilities, losses, damages or expenses that are determined by final judgment of a court of competent jurisdiction to result solely from NOR Group's gross negligence, willful misconduct or bad faith. CNO also agrees that NOR Group shall have no liability (except for breach of provisions of the Commitment Letter for which this EXHIBIT B is a part) for claims, liabilities, damages, losses or expenses, including legal fees, incurred by CNO unless they are determined by final judgment of a court of competent jurisdiction to result solely from NOR Group's gross negligence, willful misconduct or bad faith.

In case any action shall be brought against NOR Group with respect to which indemnity may be sought against CNO under this agreement, NOR Group shall promptly notify CNO in writing and CNO shall, if requested by NOR, assume the defense thereof, including the employment of counsel satisfactory to NOR and payment of all reasonable fees and expenses. The failure to so notify CNO shall not affect any obligations CNO may have to NOR Group under this Commitment or otherwise unless CNO is materially adversely affected by such failure. NOR Group shall have the right to employ separate counsel in such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of NOR Group, unless: (i) CNO has failed to assume the defense and employ counsel satisfactory to NOR or (ii) the named parties to any such action (including any impleaded parties) include NOR Group and CNO, and NOR Group shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to CNO, in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party, provided, however, that CNO shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the reasonable fees and expenses of more than one such firm of separate counsel, in additional to any local counsel, which counsel shall be designated by NOR. CNO shall not be liable for any settlement of any such action effected without the written consent of CNO (which shall not be unreasonably withheld) and CNO agrees to indemnify and hold harmless NOR Group from and against any loss or liability by reasons of settlement of any action effected with the consent of CNO. In addition, CNO will not, without the prior written consent of NOR, settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in respect to which indemnification or contribution may be sought hereunder
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(whether or not NOR is a party thereto) unless such settlement, compromise, consent or termination includes an express unconditional release of NOR Group and the other Indemnified Parties, satisfactory in form and substance to NOR, from all liability arising out of such action, claim, suit or proceeding.

If for any reason the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then in lieu of indemnifying such Indemnified Party, CNO shall contribute to the amount paid or payable by such Indemnified Party as a result of such claims, liabilities, losses, damages, or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by CNO on the one hand and by NOR on the other from the transaction contemplated by this Commitment or (ii) if the allocation provided by clause (i) is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by CNO on the one hand and NOR on the other, but also the relative fault of CNO and NOR as well as any other relevant equitable considerations. Notwithstanding the provisions of this EXHIBIT B, the aggregate contribution of all Indemnified Parties shall not exceed the amount of fees actually received by NOR pursuant to the Commitment. It is hereby further agreed that the relative benefits to CNO on the one hand and NOR on the other with respect to any Transaction shall be deemed to be in the same proportion as (i) the total value of the transaction bears to (ii) the fees paid to NOR with respect to such transaction. No Indemnified Party shall have any liability to CNO or any other person in connection with the services rendered pursuant to the Commitment except for the liability for claims, liabilities, losses or damages finally determined by a court of competent jurisdiction to have resulted from action taken or omitted to be taken by such Indemnified Party in bad faith or to be due to such Indemnified Party's willful misconduct, or gross negligence.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability CNO may have to any Indemnified Party at common law or otherwise, (ii) shall survive the termination of the Commitment and (iii) shall remain operative and in full force and effect regardless or any investigation made by or on behalf of the NOR or any other Indemnified Party.